

April 3, 2018

Mail Stop 4720

<u>Via E-Mail</u>
Mr. Randy M. Stilman
Chief Financial Officer
Hamilton Lane Incorporated
One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004

> **Re: Hamilton Lane Incorporated**
> **Form 10-K for the Fiscal Year Ended March 31, 2017**
> **Filed June 27, 2017**
> **File No. 001-38021**

Dear Mr. Stilman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services